GENERAL CALIFORNIA MUNICIPAL BOND FUND, INC. (the "Fund")

                                                                Sub-Item 77C

               MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Fund was held on December 18, 2002. Out of a total of 18,138,152.090 shares ("Shares") entitled to vote at the Meeting, a total of 11,437,537.789 were represented at the Meeting, in person or by proxy. The following matter was duly approved by the holders of the Fund's outstanding Shares as follows:

     Changes to certain of the Fund's fundamental policies and investment restrictions to expand investment in other investment companies.


     Affirmative Votes                       Negative Votes
     8,542,002.573                           2,255,744.329